Contact

www.linkedin.com/in/david-field-66a0892 (LinkedIn)
www.materials-edge.com (Company)

Top Skills

Product Development
Project Management
Sales Management

David Field

Director at Rapid Powders Limited
Blythebridge, England, United Kingdom

Experience

RAPID POWDERS LIMITED
Director
March 2015 - Present (7 years 6 months)
Blythe Bridge, Stoke on Trent, England

Advanced Materials Solutions Ltd
Director
May 2004 - Present (18 years 4 months)

My activities are focused in the business development of new intellectual property - taking inventions through to commercialisation. I have a strong technical background in Materials Science and Metallurgy combined with considerable skills in strategic market research, sales, sales management and analysis. We also specialise in bid writing (for both Innovate UK and European calls), business development and IP management for SME's particularly early stage companies with a broad range of new technologies including but not exclusively advanced materials, engineering, digital technology, biotechnology and biomedical devices. We also provide project management support.

Advanced Blast & Ballistic Systems
Director
July 2014 - Present (8 years 2 months)
Ashborne, Derbyshire

ABBS has developed a world-leading active system known as (AMPS - Active Mine Protection System) to protect armoured vehicles from mine and IED blasts. The technology (which utilises powerful rocket motor systems) has two elements which can either singly or jointly minimise the eliminate global acceleration of armoured vehicles and control deformation of the floor to mitigate or eliminate foot and leg injuries of occupants when a mine is struck. The control and motor systems are designed to be fully compliant with the relevant STANAG standards. The sensing and control function does not use any software, eliminating the issues associated with qualification of software controlled safety-critical systems. AMPS is suitable for use on any vehicle, from ultra-light special forces transporters, to large armoured personnel carriers to main battle tanks.

JDF Associates Ltd
Partner
March 2011 - July 2015 (4 years 5 months)

JDF Associates specialise in bid writing (for both TSB and European calls), business development and IP management for SME's particularly early stage companies with a broad range of new technologies including but not exclusively advanced materials, engineering, digital technology, biotechnology and biomedical devices. We also provide project management support.

Materials Edge
Partner
March 2007 - July 2014 (7 years 5 months)

Specialist recruiter in the field of Metallurgy and Materials Science. Particular focus in the oil and gas industry.

Wonjin Europe B.V.
Sales & Marketing Manager
February 2006 - October 2006 (9 months)

Refractory sales development

Protek-dor Limited
Sales Director
May 2004 - March 2005 (11 months)

Business development & sales of aftermarket truck security products

Floform Ltd
Interim Managing Director
August 2003 - April 2004 (9 months)

Floform is specialised in the cold forming of component for automotive and electronics applications.

Novarc Limited
Managing Director
June 2001 - July 2003 (2 years 2 months)

Oxford University spin out focused on the development of spray forming as a technique to manufacture rapid tooling for a wide variety of industries including metal forming, plastics, casting etc.

TI Automotive
Business Unit Director - PAG & Ford Business Unit

January 1999 - May 2001 (2 years 5 months)

Responsible for the Premier Automotive Group (Jaguar, Aston Martin, Volvo, Land Rover) and Ford Business Unit at TI Automotive. Responsible for sales, customer management, engineering and new product launches for brake and fuel fluid handling systems.

Alcan International Ltd

6 years

Market Development Manager
1988 - 1993 (5 years)

Market Development Manager
1987 - 1993 (6 years)

Alcan International, Oxfordshire

Research Scientist
1980 - 1987 (7 years)

Education

Imperial College London

PhD, Materials Science · (1977 - 1980)

Imperial College London

BSc.(Eng.), Metallurgy · (1974 - 1977)

Institute of Materials Minerals & Mining

FIMMM · (2011)